# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001193125-24-279801
Filed by CIK 0001017608
Persons authorized to receive notices and communications: Ernest C. Garcia II c/o Verde, Investments, Inc.,1720 W. Rio Salado, Parkway, Suite A, Tempe, Arizona (AZ), 85281, (602) 778-5000

## Reporting persons
- Ernest C. Garcia II (CIK 0001017608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 45,442,317; shared voting power 0; sole dispositive power 45,442,317; shared dispositive power 0; aggregate amount beneficially owned 45,442,317 (25.2% of the class)
  Comment: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the "Class A Shares") of Carvana Co., a Delaware corporation (the "Issuer"), on an as-converted basis from Class A common units ("Class A Units") of Carvana Group, LLC, a Delaware limited liability company ("Carvana Group") and subsidiary of the Issuer, as further described herein.
  
  The number reported in rows 7, 9 and 11 is comprised of the Class A Shares held by: (i) Ernest C. Garcia II ("Mr. Garcia") (37,442,317 shares on an as-converted basis), and (ii) ECG II SPE, LLC ("E-SPE") (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.
  
  The number in row 13 is based on 135,023,435 Class A Shares outstanding as of May 5, 2025, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE, LLC (CIK 0001754720): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: affiliate funds (AF); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (5.6% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Please refer to Item 5 of this Schedule 13D for a description of the covered call transaction entered into by E-SPE.
  
  The number in row 13 is based on 135,023,435 Class A Shares outstanding as of May 5, 2025, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Comment:
EXPLANATORY NOTE
This Amendment No. 37 ("Amendment No. 37") to Schedule 13D is filed jointly by Mr. Garcia and E-SPE (collectively, the "Reporting Persons") with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the "Joint Filing Agreement"), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, February 7, 2022, April 29, 2022, June 15, 2022, August 25, 2023, November 13, 2023, May 14, 2024, July 1, 2024, August 1, 2024, September 9, 2024, October 25, 2024 and December 16, 2024 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 37 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information. The information set forth on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5. On May 9, 2025, Mr. Garcia, through E-SPE, sold to an unaffiliated third-party purchaser covered call options with respect to 4,000,000 Class A Shares (collectively, the "Call Option"). The Call Option is comprised of European-style options under which the purchaser may purchase up to an aggregate of 4,000,000 Class A Shares from Mr. Garcia on an expiration date of April 17, 2026 at a price of $400.00 per unit. The Call Option is governed by the Master Terms and Conditions for Call Option Transactions, dated as of May 9, 2025, including a deemed ISDA 2002 Master Agreement, between Mr. Garcia and the purchaser (together, the "Master Terms and Conditions"). In connection with the Call Option, Mr. Garcia also entered into a Security and Control Agreement (the "Security and Control Agreement") with the purchaser pursuant to which Mr. Garcia agreed to deliver to the purchaser 5,000,000 Class A Units and 4,000,000 shares of Class B common stock of Carvana Co. as collateral to secure his obligations under the Call Option. During the pendency of the Call Option, Mr. Garcia retains the right to vote the units pledged as collateral. The Call Option may be cash or physically settled at the election of Mr. Garcia. The foregoing descriptions of the Call Option, the Master Terms and Conditions and the Security and Control Agreement are qualified in their entirety by reference to the Master Terms and Conditions and the Security and Control Agreement, forms of which are filed as exhibits hereto and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Master Terms and Conditions for Call Option Transactions, dated as of May 9, 2025.
99.2 Form of Security and Control Agreement, dated as of May 9, 2025.

## Signatures
- Ernest C. Garcia II: /s/ Ernest C. Garcia II, Ernest C. Garcia II (05/13/2025)
- ECG II SPE, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (05/13/2025)